UNITED STATES
SECURITIES AND EXCHANGE COMMISSION         -------------------------------------
    Washington, D.C. 20549                              OMB APPROVAL
                                           -------------------------------------
          FORM N-17f-2                      OMB Number:               3235-0360
                                            Expires:              July 31, 1994

                                            Estimated average burden
                                            hours per response          ...0.05
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Certificate of Accounting of Securities and Similar

           Investments in the Custody of
         Management Investment Companies
   Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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
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1. Investment Company Act File Number:                                                         Date examination completed:

811-8630                                                                                       June 30, 1999
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2. State identification Number:
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     AL                    AK                   AZ                    AR                    CA                     CO
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     CT                    DE                   DC                    FL                    GA                     HI
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     ID                    IL                   IN                    IA                    KS                     KY
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     LA                    ME                   MD                    MA                    MI                     MN
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     MS                    MO                   MT                    NE                    NV                     NH
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     NJ                    NM                   NY                    NC                    ND                     OH
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     OK                    OR                   PA                    RI                    SC                     SD
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     TN                    TX                   UT                    VT                    VA                     WA
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     WV                    WI                   WY                    PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

MUTUAL FUND VARIABLE ANNUITY TRUST
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5. Address of principal executive office (number, street, city, state, zip code):

Mary Squires, 1 Chase Square - Tower 7, Rochester, New York  14643
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                        Report of Independent Accountants


September 30, 1999

To the Trustees of
Mutual Fund Variable Annuity Trust

We have examined management's assertion about Mutual Fund Variable Annuity Trust's (the "Trust's") compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999, and the period from April 30, 1999 (the date of last examination) through June 30, 1999 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

o Count and inspection of domestic securities and similar investments located in the vault of The Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY;

o Testing of securities and similar investments held in book entry form by the Federal Reserve Bank of New York, The Depository Trust Company and the Participants Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Trust's positions;

o Testing of the reconciliation of securities and similar investments, prepared by management of the Trust, between the books and records of the Trust and the Custodian;

o Agreement of corporate actions and securities due, but not yet received, to the books and records of the Custodian indicating subsequent receipt of the securities at a sub-custodian;

o Testing of selected purchases and/or sales or maturities of investment securities since our last examination from the books and records of the Trust to trade tickets and broker confirmations;

o For global securities held in book entry form by sub-custodians outside of the United States:

     o Testing of the reconciliation of custody records, prepared by management of the Trust, between The Chase Manhattan Bank, Bournemouth, England, the primary custodian outside of the United States, and the corresponding sub-custodians;

     o Testing of the reconciliation of securities and similar investments from The Chase Manhattan Bank, Bournemouth, England to the records of the Custodian;

     o Where the Custodian, engaged a related sub-custodian, we reviewed the reconciliation prepared by the sub-custodian, between the sub-custodian's positions and the local depository, and confirmed positions with such depository, whether the positions were in the individual portfolio's name or in an omnibus account.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Mutual Fund Variable Annuity Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 with respect to securities and similar investments reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mutual Fund Variable Annuity Trust and the Securities and Exchange Commission and should not be used for any other purpose.

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            ---------------------------------------------------------


We, as members of management of Mutual Fund Variable Annuity Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 1999 and from April 30, 1999 (last examination date) through June 30, 1999.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 and from April 30, 1999 (last examination date) through June 30, 1999, with respect to securities and similar investments reflected in the investment account of the Trust.



Mutual Fund Variable Annuity Trust

By:



________________________________
Martin R. Dean
Treasurer
Mutual Fund Variable Annuity Trust



________________________________
Colleen McCoy
Vice President
Chase Manhattan Bank